Exhibit 99.6

                                                        [GRAPHIC OMITTED] ASML










Principles of Ethical Business
Conduct


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                                                        [GRAPHIC OMITTED] ASML








Principles of Ethical Business
Conduct 2002





















ASML Mission

Providing leading edge imaging

solutions to continually improve our

customers' global competitiveness

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About ASML

ASML is the world's leading provider of lithography systems for the semiconductor industry, manufacturing complex machines that are critical to the production of integrated circuits or chips.

ASML technology transfers circuit patterns onto silicon wafers to make every kind of chip used today, as well as those for tomorrow. The technological advancement of making chips increases as digital products become more pervasive - such as mobile phones, consumer electronics, PCs, communications and information technology equipment.

With each new generation of chips, personal and business products become smaller, lighter, faster, more powerful, more precise, more reliable and easier to use. In parallel, the global semiconductor industry is pursuing its long term roadmap for imaging ever-finer circuit lines on silicon wafers.


Core business: lithography

The technology behind our business is known as lithography, and we have always been at the leading edge of that technology.

ASML systems - called steppers and Step & Scan tools respectively - use a photographic process to image circuit patterns onto a silicon wafer, much like a camera prints an image on film.

Light generated by a source, such as a laser, is transmitted through a pattern known as a photomask and then through a lens to project an image of the pattern onto the wafer, which has been coated with a light-sensitive material called photoresist. The wafer is then developed, and one layer of the circuit pattern appears on the wafer. Other chipmaking steps follow. Repeated a number of times, the process results in a wafer full of completed integrated circuits.

Eventually, these integrated circuits (chips) are packaged and used in all kinds of industries to make the products that we all use every day at home, at work and on the move.


Commitment to customers

ASML researches, develops, designs, manufactures, markets and services technology systems used by the semiconductor industry to fabricate state-of-the-art chips.

Most of the major global semiconductor manufacturers are ASML customers, including the world's largest chipmaker, the world's top four memory suppliers and the world's largest foundry or made-to-order chipmaker.

Lithography, or imaging, is the critical technology that shrinks the width of circuit lines, allowing chipmakers to continually design and produce more chips per wafer, more powerful chips or both. Finer line widths (up to a thousand times thinner than a human hair) allow electricity to flow around the chip faster, boosting its performance and improving its functionality. For chipmakers, such technological advancements mean increased manufacturing productivity and improved profitability.

ASML is committed to providing customers with the right technology that is production-ready at the right time. Doing so enables our customers and their customers to sustain their competitive edge in the marketplace.

Lithography technology leadership

The ASML TWINSCAN(TM) lithography system exemplifies our technology leadership. It is the industry's only dual-stage system that allows exposure of one wafer while simultaneously measuring another wafer. This means our customers benefit from greater productivity and improved yield when producing high volumes of chips.

ASML Special Applications focuses on solutions for application markets by providing products and services from all ASML activities to form an integrated offering for customers with unique requirements. ASML Special Applications also offers an array of system upgrade programs, refurbished systems and productivity options that allow customers to optimize the value of their installed base.

ASML MaskTools not only focuses on technological enhancements to photomasks but also develops software to bridge the gap between mask optimization and semiconductor manufacturing, extending the limits of lithography.

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Customer support worldwide

ASML customers are located all over the world. And so we are located in 16 countries and over 50 service locations.

ASML technology is supported by a worldwide customer service organization, including experts on-site at customer fabrication facilities who are backed by a global pool of ASML engineers and other professionals. We also offer process solutions to help customers seamlessly integrate every step in their chipmaking to improve return on their capital investments.

ASML is committed to providing customers with clear learning paths, so they can achieve the competences required to optimize ASML system performance. ASML Customer Support Training is our worldwide business solution program. State-of-the-art training facilities are located in Korea, the Netherlands, Taiwan and the United States.

Headquartered in the Netherlands

ASML's corporate headquarters is in Veldhoven, the Netherlands.

The company has lithography research, development and manufacturing operations in Wilton, Connecticut and Veldhoven, the Netherlands. Technology development centers and application facilities are located in Asia, Europe and the United States.

ASML is traded on Euronext Amsterdam and NASDAQ under the symbol ASML.

Commitment to local communities

In 2002, we established ASML Trust, an international foundation for our commitment to the community. Its purpose is to provide financial support for technical education and charity projects in countries where ASML is present. Encouraging self-reliance of parties involved, ASML Trust aims to help those groups who seek to improve their social and economic opportunities.

ASML publishes its annual environmental, health and safety report; social report, and principles of ethical business conduct. Visit www.asml.com

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Introduction

To our shareholders and other stakeholders:

Our mission is to provide leading edge imaging solutions to continuously improve our customers' global competitiveness.

Our success stems from our core values:

Quality

Integrity

Trust

Continuity

Excellence

Professionalism

We strive to deliver high quality in everything we do.

We believe that our business conduct should be based on integrity. It is central to ASML's relationships with its shareholders, employees, customers, suppliers and other stakeholders.

Trust is the foundation on which long lasting relationships are built.

Our business is to strengthen the competitiveness of our customers. By improving our products and customer services - continuously - we maintain our leading position.

We strive for excellence in everything we do. And we are committed to professionalism. ASML improves the competency and welfare of employees through training, professional development programs and competitive employment conditions.

Our market position in leading edge semiconductor imaging solutions entails responsibilities toward internal and external stakeholders, including the communities in which we operate.

As a globally operating company, we express our commitment to our stakeholders and society through the ASML Principles of Ethical Business Conduct. These principles have been developed, in close cooperation with the Board of Management, by a working group representing ASML employees worldwide. Furthermore, a compliance program and internal practices support our principles.

Every day, in every way, we pursue the highest application of these principles at ASML.


Doug J. Dunn

President, Chief Executive Officer and Chairman of the Board of Management
ASML Holding N.V.

Veldhoven, January 30, 2003

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ASML Principles of Ethical Business Conduct

Responsible corporate citizenship

Through our employees, shareholders, customers and suppliers we interact with and operate our business in many different communities worldwide. We develop leading edge imaging solutions and thereby we contribute to the technological advances and modernization of society. According to the United Nations Commission on Global Governance "business must be encouraged to act responsibly in the global neighborhood and contribute to its governance". As one of the many participants on the global playing field, we believe in acting as a responsible corporate citizen. We therefore:

o Emphasize the importance of sustainable development of our global environment by respecting people, preserving our planet while earning a fair profit

o Believe that the human rights as proclaimed by the United Nations in the Universal Declaration of Human Rights is a common standard of achievement for all members within the global community and we encourage the respect of these rights and freedoms

o Believe in respecting the different cultural identities of our internal and external stakeholders

o Comply and act in accordance with the national laws and regulations of the countries and communities in which we operate

o In general support the principles as laid down in the OECD Guidelines for Multinational Enterprises and the Tripartite Declaration of Principles Concerning Multinational Enterprises and Social Policy of the International Labor Organization

In relation to our shareholders

In relation to our shareholders, we:

o Put forth our best efforts to maximize the value of their investments in ASML

o Provide our shareholders with regular, reliable and relevant transparent information regarding our activities, structure, financial situation, performance and other information, including information on our social, ethical and environmental records and policies

o Are committed to full, fair, accurate and timely disclosure in reports and documents filed with, and submitted to, Dutch and US regulators, as well as in other public communications

o    Apply high quality standards for disclosure, accounting, and audit

o    Comply with applicable government laws, rules and regulations

o Apply stringent rules with regard to inside information and insider security trading

In relation to our employees

In relation to our employees, we:

o Respect our employees and fully acknowledge their individual contribution to the quality of our products and services and the continuity and success of ASML;

o Competitively reward our employees for their performance and provide motivating working conditions, including coaching, training and personal career development programs

o Promote honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships

o Take adequate steps to ensure the health and safety of our employees in their operations and their welfare in general

o Provide equal opportunity for all in recruiting, hiring, developing, promoting and compensating without discrimination as to race, color, sex, religion, political opinion, nationality, social origin or any other reason and show zero tolerance to any form of discrimination by our employees on these grounds, unless selectivity concerning employee characteristics furthers established governmental policies that specifically promote greater equality of employment opportunity or relates to the inherent requirements of a job

o    Respect the different cultural identities of our employees

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In relation to our customers

In relation to our customers, we:

o    Conduct our business in good faith

o    Pursue our business on the basis of integrity

o Secure the highest possible level of business confidentiality as to all information concerning their activities

o    Fulfill our obligations to the best of our abilities

o Aim at supporting our customers' success by providing high quality products adding value to their enterprises;

o Maintain significant levels of research and development in order to offer our customers, at the earliest possible date, the most advanced technology and the highest possible level of service

o Promptly react to our customers' needs by assisting them on the basis of our Value of Ownership concept


Integrity

The results of our business conduct must stem from sound economic and financial practices. Therefore, we:

o Conduct our business on the basis of the principles of fairness, good faith and integrity and we expect the same from those we do business with

o Are committed to the avoidance of conflicts of interest and the disclosure of any such conflict to the appropriate authorities within ASML

o Do not engage in local political activities and we urge our employees who participate in local political activities to clearly separate their professional interests from their political interests

o Abstain from making any improper contribution to candidates for public office, to political parties or other political organizations

o Abstain from any improper action to obtain business advantage and promote honest and ethical conduct, including the ethical handling of actual and apparent conflicts of interest between personal and professional relationships


Sustainable development

In conducting our business we want to participate in the sustainable development of people and our planet while pursuing the continuity of ASML and maximizing the value of our shareholders' investment in the company.


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People

o Our objective is to build and maintain a health and safety management system in compliance with international standards and to receive certification of compliance with those standards by means of regular audits by independent experts.

Planet

o We believe in the preservation of our planet. We contribute to the sustainable development of the environment by developing annual environmental programs.

o Our objective is to build and maintain an environmental management system in compliance with international standards and to receive certification of compliance with those standards by means of regular audits by independent experts.

o We adopt technologies and operating procedures in all parts of the enterprise with a view to improving our environmental performance.

Profit

o We believe that investing in environmentally sound activities is investing in the future of our planet and all people.

o We believe that investing in the sustainable development of people and our planet also is beneficial to the continuing success of ASML.

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Competition

We conduct our activities in a competitive manner, within the framework of applicable laws and regulations. As a result, we:

o Compete fairly and honestly and comply with the letter and the spirit of all applicable laws and regulations

o Believe in sound economic competition and endeavor to increase our market share by constantly improving the quality of our products and services-

o Abstain from, directly or indirectly, demanding or accepting from an employee of a business partner or competitor a bribe or other undue advantage for them to obtain or retain business or other improper advantage

o Abstain from, directly or indirectly, offering, promising or giving a public official or an employee of a business partner or a competitor a bribe or other undue advantage to obtain or retain business or other improper advantage

o Expect third parties with whom we do business not to solicit or expect us to render a bribe or other undue advantage

Our place in the global and local community

o Our company 's success is based on developing leading edge imaging solutions. We have acquired a high level of expertise and wish to contribute to the further development of science and technology in the field of imaging solutions.

o Taking into account the legitimate requirements of business confidentiality and within the framework of protecting our intellectual property rights, we desire to exchange our scientific and technological knowledge with new generations of scientists. As a result, we have developed and will continue to develop programs with universities to allow for scientists to acquire and/or extend their practical knowledge of imaging solutions at ASML.

o We believe in interacting with the communities in which we operate and to contribute to the welfare and well being of these communities through appropriate community projects.

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ASML Worldwide
Contact Information

Corporate Headquarters

De Run 6501
5504 DR Veldhoven
The Netherlands

Mailing Address

P.O. Box 324
5500 AH Veldhoven
The Netherlands

U.S. main offices

8555 South River Parkway
Tempe, AZ 85284
U.S.A.

77 Danbury Road
Wilton, CT 06897
U.S.A.

Asia main office

Suite 603, 6/F
One International Finance Center
1, Harbour View Street
Central, Hong Kong, SAR

Corporate Communications

phone: +31 40 268 4941
fax: +31 40 268 3655
e-mail: corpcom@asml.com

Investor Relations

phone: +31 40 268 3938
fax: +31 40 268 3655
e-mail: investor.relations@asmI.com


For more information
please visit our website
www.asml.com